EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

March 19, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd

Re: Immediate report – Board of Directors’ resolution of March 18, 2018 regarding the convening of an annual and special general meeting

Further to the Company’s immediate report of March 7, 2018 regarding the letter of Entropy Corporate Governance Consulting Ltd. ("Entropy") on behalf of a number of institutional bodies holding an aggregate of approximately 6.5% of the Company's share capital ("Institutional Bodies”) to the acting chairman of the Board of Directors, Mr. David Granot, demanding that a special shareholder meeting be convened in accordance with Section 63(b) of the Israeli Companies Law, for the purpose of appointing external directors, immediate notification is hereby provided as follows:

In light of the issues raised by Entropy with respect to the provisions of the Communications Order (Telecommunications and Broadcasting) (Determination of Essential Service Provided by "Bezeq" The Israel Telecommunication Corp. Limited), 5757-1997, the Company examined the matter, and, among other steps, contacted the Ministry of Communications, which replied that it did not see any issue with Entropy’s demand to convene a special meeting.

In view of the foregoing, the Company's Board of Directors convened on March 18, 2018, and determined that, subject to the receipt and examination of the qualification statements and the candidates’ lack of affiliation to the Company’s Board of Directors, the Company will, in the coming days, publish a call to a general meeting of the Company's shareholders, which will essentially unify the special meeting demanded by the Institutional Bodies with the annual meeting of the Company, which was scheduled for early May 2018, such that the meeting shall be moved up. The agenda will include resolutions regarding the number of external directors and the appointment of directors (both the candidates proposed by Entropy and those proposed by the Board of Directors will be represented).

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.